Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    CORRECTED PRESS RELEASE

    An error occurred in the press release issued yesterday October 11, 2007 in that the contract details for Total Upstream Nigeria Ltd (the first listed new contract) should not have included "(plus one one-year extension option)". Full corrected copy follows:

    CHC Awarded New Contracts and Extensions

    VANCOUVER, Oct. 11 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today confirmation of new contracts and renewals by CHC's Global Operating Division for the provision of helicopter transportation services. Contract details as follows:

    <<
    1.  A new one-year contract with Total Upstream Nigeria Ltd ("Total"), for two Eurocopter EC225 helicopters in support of Total's Akpo Field
        Development Project in Nigeria. The contract is expected to commence in August 2008.

    2.  A new three-year contract (plus two one-year extension options) with
        Shell Philippines Exploration B.V. ("SPEX"), for one Sikorsky S76C++
        helicopter in support of SPEX offshore operations in the Philippines.
        The contract is expected to commence in January 2008 and is an upgrade from a Sikorsky S76A++ that CHC is currently operating for
        SPEX.

    3.  A new 18-month contract (plus two one-year extension options) with
        Caspi Meruerty Operating Company B.V. ("CMOC") for one Eurocopter
        AS365N3 Dauphin helicopter in support of CMOC's operations in
        Kazakhstan. The contract commenced in August 2007 and is both a new customer and a new market for CHC.

    4.  A two-year contract extension with BP Exploration (Caspian Sea Ltd.)
        for one Eurocopter AS332L and one AS332L1 Super Puma in Baku. The
        Super Pumas will replace a Sikorsky S61N that was part of the original contract; in addition CHC will continue to operate one
        Sikorsky S76C+ and one Sikorsky S76A++. The contract was extended in
        September 2007.

    5.  A five-year extension with DeBeers Marine Namibia (PTY) Ltd
        ("DeBeers") for two refurbished Sikorsky S76A++ helicopters. The extension is retroactive to April 2007 and the helicopters will support DeBeers' operations in Namibia.

    6.  A contract upgrade with ExxonMobil Canada Properties Ltd in Nova
        Scotia, Canada. The existing Sikorsky S61N was replaced with one
        Eurocopter AS332L, which will be utilized for the life of the contract. The original contract term was from October 2005 until
        September 2010.
    >>

    Total anticipated revenue from these contracts is expected to be approximately $180,000,000 over the contract and options period (all figures in Canadian dollars). These contracts in five different regions around the world exemplify CHC's global presence, and continued commitment to the world's oil and gas industry.

    CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties that may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice President and Chief
Financial Officer, (604) 279-2471 or (778) 999-0314/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 10:45e 12-OCT-07